

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Christie Kelly
Executive Vice President, Chief Financial Officer and Treasurer
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

> **Re: Realty Income Corporation**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-13374**

Dear Ms. Kelly:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction